===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934



                                 UNI-MARTS, INC.
                                (Name of Issuer)

                             477 East Beaver Avenue
                        State College, Pennsylvania 16801

                                  Common Stock
                         (Title of Class of Securities)

                                   904571 30 4
                                 (CUSIP number)


                                           Copy to:

 Nancy Ordoukhanian                        Christopher G. Karras
 Anahid Associates                         Dechert Price & Rhoads
 1580 Massachusetts Avenue, #6D            4000 Bell Atlantic Tower
 Cambridge, Massachusetts  02138           1717 Arch Street
 (617) 661-0889                            Philadelphia, Pennsylvania 19103-2793
  (Name, address and telephone number of
   Person Authorized to Receive Notices
           and Communications)


                                  March 6, 1998
            (Date of Event which Requires Filing of this Statement)1


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   904571 30 4                                     Page 2 of 17 pages
------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Armineh Ordoukhanian Petrossian
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [ ]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             209,620
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               209,620
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      209,620
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.1%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------

CUSIP No.   904571 30 4                                     Page 3 of 17 pages
------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Linda Ordoukhanian
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [ ]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   209,616
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             628,852
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               209,616
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      838,468
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.6%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------

CUSIP No.   904571 30 4                                     Page 4 of 17 pages
------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Elsa Ordoukhanian
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [ ]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             209,616
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               209,616
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      209,616
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.1%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------

CUSIP No.   904571 30 4                                     Page 5 of 17 pages
------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Nancy Ordoukhanian
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [X]
                                                          (b) [ ]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Iran
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             209,616
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               209,616
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      209,616
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.1%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the Common Stock, par value $0.10 per share (the "Common Stock") of Uni-Marts Inc. (the "Issuer"). The principal place of business of the Issuer is 477 East Beaver Avenue, State College, Pennsylvania 16801.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The names of the filing persons are Armineh Ordoukhanian Petrossian, Elsa Ordoukhanian, Linda Ordoukhanian and Nancy Ordoukhanian.

     (b)  Armineh Ordoukhanian Petrossian:  20 Rayburn Road
                                            Belmont, Massachusetts 02178
          Elsa Ordoukhanian:                925 Waverley Street, #304
                                            Palo Alto, California 94301
          Linda Ordoukhanian:               1580 Massachusetts Avenue, #6D
                                            Cambridge, Massachusetts 021381
          Nancy Ordoukhanian:               1580 Massachusetts Avenue, #6D
                                            Cambridge, Massachusetts 02138

     (c)  Armineh Ordoukhanian Petrossian:  Not applicable

          Elsa Ordoukhanian:                Physician
                                            UCSF Stanford Healthcare
                                            211 Quarry Road
                                            Stanford, California 94305

          Linda Ordoukhanian:               Administrative Assistant
                                            Benchmark Assisted Living
                                            35 Walnut Street
                                            Wellesley, Massachusetts 02181

          Nancy Ordoukhanian:               Not applicable

     (d) During the last five years, none of the filing persons has been convicted in a criminal proceeding.

     (e) During the last five years, none of the filing persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 6 of 17 pages

     (f)  Citizenship:

          Armineh Ordoukhanian Petrossian:  United States
          Elsa Ordoukhanian:                United States
          Linda Ordoukhanian:               United States
          Nancy Ordoukhanian:               Iran

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were used to make purchases required to be reported hereunder. The filing persons have formed a group, and each of Armineh Ordoukhanian Petrossian, Elsa Ordoukhanian and Nancy Ordoukhanian has granted to Linda Ordoukhanian a proxy to vote all shares of Common Stock owned by her, for the purposes stated in Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

         The purpose of the filing persons is to more effectively influence the management of the Issuer (through shareholder proposals, board representation or otherwise) to adopt policies that would tend to maximize stockholder value. Such policies could include, but would not be limited to, exploring potential transactions such as a merger, exchange offer, sale of all or substantially all of the assets of the Issuer, or similar extraordinary transactions involving the Issuer. Except as stated herein, the filing persons have no plans relating to, or that might result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         (a-b) Armineh Ordoukhanian Petrossian may be deemed to be the beneficial owner of 209,620 shares of Common Stock (or 3.1% of the outstanding Common Stock), with sole power to dispose of such shares and shared power to vote such shares. Elsa Ordoukhanian and Nancy Ordoukhanian may each be deemed to be the beneficial owner of 209,616 shares of Common Stock (or 3.1% of the outstanding Common Stock), with sole power to dispose of such shares and shared power to vote such shares. Each of the above persons shares voting power with respect to the shares of Common Stock owned by her with Linda Ordoukhanian by virtue of the proxy granted by each of the above persons to Linda Ordoukhanian. Linda Ordoukhanian may be deemed to be the beneficial owner of 838,468 shares of Common Stock (or 12.6% of the outstanding Common Stock), including 209,616 shares of Common Stock over which she has sole voting and investment power, and 628,852 shares of Common Stock over which she shares voting power by virtue of the proxies granted to her by the other filing persons. The group formed by the filing persons may be deemed to beneficially own 838,468 shares of Common Stock (or 12.6% of the outstanding Common Stock).

          (c)      Not applicable.

          (d)      Not applicable.

                               Page 7 of 17 pages

          (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described under Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the filing persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 Proxy granted to Linda Ordoukhanian by Armineh Ordoukhanian Petrossian

     Exhibit 2 Proxy granted to Linda Ordoukhanian by Elsa Ordoukhanian

     Exhibit 3 Proxy granted to Linda Ordoukhanian by Nancy Ordoukhanian

     Exhibit 4 Agreement among Armineh Petrossian, Elsa Ordoukhanian, Linda Ordoukhanian and Nancy Ordoukhanian regarding the filing of
               Schedule 13D



                               Page 8 of 17 pages

                                   Signature
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   March 30, 1998                  /s/Armineh Ordoukhanian Petrossian
                                         -------------------------------------
                                         Armineh Ordoukhanian Petrossian

                               Page 9 of 17 pages

                                   Signature
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 30, 1998                  /s/Elsa Ordoukhanian
                                         -------------------------------------
                                         Elsa Ordoukhanian

                              Page 10 of 17 pages

                                   Signature
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   March 30, 1998                  /s/ Linda Ordoukhanian
                                         -------------------------------------
                                         Linda Ordoukhanian

                              Page 11 of 17 pages

                                   Signature
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   March 30, 1998                  /s/ Nancy Ordoukhanian
                                         -------------------------------------
                                         Nancy Odoukhanian

                                 EXHIBIT INDEX

         Exhibit 1 Proxy granted to Linda Ordoukhanian by Armineh Ordoukhanian Petrossian

         Exhibit 2  Proxy granted to Linda Ordoukhanian by Elsa Ordoukhanian

         Exhibit 3  Proxy granted to Linda Ordoukhanian by Nancy Ordoukhanian

         Exhibit 4 Agreement among Armineh Ordoukhanian Petrossian, Elsa Ordoukhanian, Linda Ordoukhanian and Nancy Ordoukhanian regarding the filing of Schedule 13D

                              Page 13 of 17 pages

                                                                      Exhibit 1

                                     PROXY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Linda Ordoukhanian her true and lawful attorney and proxy, with full power of substitution, for a period of one (1) year from the date hereof, for and in the name, place and stead of the undersigned, to vote all shares of common stock of Uni-Marts, Inc. owned by the undersigned (currently 209,620 shares), according to the number of votes that the undersigned would be entitled to vote if personally present at all annual and special meetings of stockholders of Uni-Marts, Inc., upon any and all matters which may be presented, considered or voted upon by stockholders of Uni-Marts, Inc. at said meetings, hereby ratifying and confirming all that the undersigned's attorney and proxy may do in her name, place and stead.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal this 10th day of March, 1998.

                                         /s/A. Ordoukhanian Petrossian
                                         -------------------------------------
                                             Armineh Ordoukhanian Petrossian



Sworn to and subscribed
Before me this 10th day
of March, 1998.


/s/Ted Halstead
-----------------------
Notary

Consul of the United States of America

                                                                      Exhibit 2

                                     PROXY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Linda Ordoukhanian her true and lawful attorney and proxy, with full power of substitution, for a period of one (1) year from the date hereof, for and in the name, place and stead of the undersigned, to vote all shares of common stock of Uni-Marts, Inc. owned by the undersigned (currently 209,616 shares), according to the number of votes that the undersigned would be entitled to vote if personally present at all annual and special meetings of stockholders of Uni-Marts, Inc., upon any and all matters which may be presented, considered or voted upon by stockholders of Uni-Marts, Inc. at said meetings, hereby ratifying and confirming all that the undersigned's attorney and proxy may do in her name, place and stead.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal this 6th day of March, 1998.

                                         /s/Elsa Ordoukhanian
                                         -------------------------------------
                                             Elsa Ordoukhanian



Sworn to and subscribed
Before me this 6 day
of March, 1998.


/s/Sharon Daley
-----------------------
Notary
My commission expires 9/25/2003

                                                                      Exhibit 3

                                     PROXY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Linda Ordoukhanian her true and lawful attorney and proxy, with full power of substitution, for a period of one (1) year from the date hereof, for and in the name, place and stead of the undersigned, to vote all shares of common stock of Uni-Marts, Inc. owned by the undersigned (currently 209,616 shares), according to the number of votes that the undersigned would be entitled to vote if personally present at all annual and special meetings of stockholders of Uni-Marts, Inc., upon any and all matters which may be presented, considered or voted upon by stockholders of Uni-Marts, Inc. at said meetings, hereby ratifying and confirming all that the undersigned's attorney and proxy may do in her name, place and stead.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal this 19 day of March, 1998.

                                         /s/ Nancy Ordoukhanian
                                         -------------------------------------
                                               Nancy Ordoukhanian



Sworn to and subscribed
Before me this 19 day
of March, 1998.


/s/Stephen Galante
-----------------------
Notary
My commission expires 3/26/2002

                                                                      Exhibit 4

                                   AGREEMENT


         The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Uni-Marts, Inc.



Dated:   March 30, 1998                  /s/Armineh Ordoukhanian Petrossian
                                         -------------------------------------
                                         Armineh Ordoukhanian Petrossian

Dated:   March 30, 1998                  /s/Elsa Ordoukhanian
                                         -------------------------------------
                                         Elsa Ordoukhanian

Dated:   March 30, 1998                  /s/Linda Ordoukhanian
                                         -------------------------------------
                                         Linda Ordoukhanian

Dated:   March 30, 1998                  /s/Nancy Ordoukhanian
                                         -------------------------------------
                                         Nancy Ordoukhanian




                              Page 17 of 17 pages